SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)


                             Tyco International Ltd.

                                (Name of Issuer)


                    Common Shares, Par Value $0.20 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

            John K. Rosenberg, Esq.               Neil T. Anderson, Esq.
            Western Resources, Inc.                Sullivan & Cromwell
               818 Kansas Avenue                     125 Broad Street
             Topeka, Kansas 66612                New York, New York 10021
               (913) 575-6535                         (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 4, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO.  000915108
--------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [ x ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [   ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
-------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF                                          12,431,759
  SHARES        ----------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY                                          0
    EACH          --------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON                                           12,431,759
    WITH          --------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                    12,431,759
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                         [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          5.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                         CO
-------------------------------------------------------------------------------


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


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on July 21, 1997 by Amendment No. 12 thereto (the "Statement"), with respect to the Common Shares, par value $0.20 per share (the "Shares") of Tyco International Ltd., a Bermuda corporation formerly known as ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     Item 1. SECURITY AND ISSUER.

     No material change.

     Item 2. IDENTITY AND BACKGROUND.

     No material change.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

     Item 4. PURPOSE OF THE TRANSACTION.

    In order to obtain what the Reporting Person considered to be favorable market prices for Shares, the Reporting Person decided to sell 3,451,776 Shares in open market transactions, 2,400,000 of which were sold in reliance upon the exemption from registration provided for in Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"), since the filing of Amendment No. 12 to the Statement, as more fully set forth in Item 5 below. In the future, depending on market conditions and other factors, the Reporting Person may from time to time sell Shares at prevailing market prices, or may negotiate to sell Shares privately.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) According to Amendment No. 1 to the Issuer's Registration Statement on Form S-4, dated July 29, 1997, with respect to the acquisition of Keystone International, Inc., as of July 3, 1997 there were 242,804,288 Shares issued and outstanding, which is the number of issued and outstanding Shares assumed herein.

     After the sales of Shares as set forth below, the Reporting Person beneficially owns 12,431,759 Shares, or approximately 5.1% of the outstanding Shares.

(b)  No material change.

(c) Since the filing of Amendment No. 12 to the Statement, the Reporting Person has sold 3,451,776 Shares in open market transactions, 2,400,000 of which were sold in reliance upon the exemption from registration provided for in Rule 144. Set forth below is a table identifying and describing all such transactions:

                 Shares Sold      Price per Share   Date of Sale

                    76,776           79.0000          7/22/97
                    25,000           79.5000          7/22/97
                    25,000           79.6250          7/22/97
                    70,000           79.7500          7/22/97
                    70,000           79.7500          7/22/97
                    25,000           80.0000          7/22/97
                   717,000           80.2500          7/22/97
                    32,000           80.2500          7/22/97
                     1,000           80.3750          7/22/97
                     5,000           81.0000          7/22/97
                     5,000           81.5000          7/22/97
                    12,600           83.2500          7/25/97
                     3,200           81.8750          7/28/97
                    20,000           81.5000          7/28/97
                 1,234,500           81.5000          7/28/97
                    72,000           81.0000          7/31/97
                     1,000           81.0630          7/31/97
                    16,700           81.0000          8/04/97
                 1,040,000           80.0000          8/04/97


(d)  Not applicable.

(e)  Not applicable.



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



     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     No material change.



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


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.


                                    By:  /s/ Marilyn Dalton
                                         ------------------------------
                                         Name:  Marilyn Dalton
                                         Title: Secretary and Treasurer


Dated:   August 4, 1997


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